MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS



The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection and development of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.


/s/ David Sutherland                    /s/ Robert Ratliff

David Sutherland                        Robert Ratliff
Vice President and Chief Financial      President and Chief Executive Officer
   Officer
January 28, 2003

AUDITORS' REPORT



To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings, and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/ Ernst & Young LLP

Chicago, Illinois
January 28, 2003

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------
As at December 31 (thousands of United States dollars)


                                             NOTES           2002           2001
CURRENT ASSETS
  Cash and cash equivalents                          $     22,859   $     37,492
  Accounts receivable
    Trade, less allowances                                135,421        106,770
    Other, including current portion                       18,331          9,938
      of mortgage receivable                              255,410        239,394
  Inventories                                  3            2,847          2,031
  Prepaid expenses                                         41,402         44,490
                                                     ---------------------------
  Future income taxes                          4          476,270        440,115
                                                     ---------------------------

NON-CURRENT ASSETS
  Capital assets                               5        1,134,357      1,155,901
  Mortgage receivable                          6            5,403             --
  Deferred charges, less amortization                       2,785          2,026
  Deferred pension asset                       7            3,911             --
  Future income taxes                          4          121,586        126,123
                                                     ---------------------------
                                                        1,268,042      1,284,050
                                                     ---------------------------
TOTAL ASSETS                                         $  1,744,312   $  1,724,165
                                                     ===========================

CURRENT LIABILITIES
  Bank indebtedness                            8     $         --   $     35,000
  Accounts payable and accrued charges         9          106,155        121,464
  Accrued payroll and related liabilities                  13,775         15,315
  Income and other taxes payable                               --          2,111
  Current portion of long-term debt            8           35,386         21,100
  Other current liabilities                                16,142         13,926
                                                     ---------------------------
                                                          171,458        208,916
                                                     ---------------------------

LONG-TERM LIABILITIES
  Long-term debt                               8          342,202        386,809
  Deferred pension liability                   7               --            234
  Future income taxes                          4          143,229        142,668
                                                     ---------------------------
                                                          485,431        529,711
                                                     ---------------------------

SHAREHOLDERS' EQUITY
  Preferred shares                            10           98,553         98,545
  Common shares                               11          351,311        256,163
  Subordinated notes                          12          104,250        104,250
  Retained earnings                           13          494,599        491,777
  Cumulative translation adjustment                        38,710         34,803
                                                     ---------------------------
                                                        1,087,423        985,538
                                                     ---------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $  1,744,312   $  1,724,165
                                                     ===========================

Commitments and contingencies               19 & 22


The accompanying notes are an integral part of the consolidated financial statements.


Approved by the Board

/s/ Burton Joyce                                  /s/ David Sutherland

Burton Joyce, Director                            David Sutherland, Director

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars except per share data)

                                           NOTES          2002           2001           2000
Sales                                              $ 1,081,709    $   903,743    $   949.263
                                                   ------------------------------------------

Cost of sales
  Manufacturing and raw material                       925,343        770,788        764,633
  Amortization of capital assets                        51,049         37,107         35,257
                                                   ------------------------------------------
                                                       976,392        807,895        799,890
                                                   ------------------------------------------
Gross income                                           105,317         95,848        149,373
Selling, research and administration                    55,155         57,527         62,076
                                                   ------------------------------------------
Operating income                                        50,162         38,321         87,297

Other expenses (income)
  Interest on long-term debt                   8        23,821          6,634          6,934
  Other interest expense (income), net                     174           (928)          (800)
  Foreign exchange loss                                    938            882            365
  Gain on sale of assets held for sale         6        (6,464)            --             --
  Litigation settlement                       22            --        (39,000)            --
  Provision for loss on assets held for sale   5            --         10,000             --
                                                   ------------------------------------------

Income before income taxes                              31,693         60,733         80,798

Income taxes                                   4        11,414         21,865         23,125
                                                   ------------------------------------------

NET INCOME                                              20,279         38,868         57,673

Dividends on preferred shares,
  including part VI.I tax                     10         5,608          5,692          5,935

Interest on subordinated notes,
  net of income tax                           12         5,771          5,771          4,890
                                                   ------------------------------------------

NET INCOME AVAILABLE TO
  COMMON SHAREHOLDERS                              $     8,900    $    27,405    $    46,848
                                                   ==========================================

EARNINGS PER COMMON SHARE
  BASIC                                       14   $      0.19    $      0.67    $      1.15
                                                   ==========================================
  DILUTED                                     14   $      0.19    $      0.66    $      0.19
                                                   ==========================================

RETAINED EARNINGS AT BEGINNING OF YEAR             $   491,777    $   475,551    $   442,571
NET INCOME                                              20,279         38,868         57,673
                                                   ------------------------------------------
                                                       512,056        514,419        500,244
Dividends on preferred shares,
  including part VI.I tax                     10         5,608          5,692          5,935
Interest on subordinated notes,
  net of income tax                           12         5,771          5,771          4,890
Dividends on common shares                    13         6,078         11,179         13,748
Issue costs, net of income tax                12            --             --             --

                                                   ------------------------------------------
RETAINED EARNINGS AT END OF YEAR                   $   494,599    $   491,777    $   475,551
                                                   ==========================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
IPSCO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars)

                                                        NOTES          2002           2001           2000
CASH DERIVED FROM (APPLIED TO)
  Operating activities
    Working capital provided by operations               15     $    72,397    $    57,766    $    92,166
    Change in non-cash operating working capital         15         (59,795)        50,557        (69,412)
                                                                ------------------------------------------
                                                                     12,602        108,323         22,754
                                                                ------------------------------------------
  Financing activities
    Proceeds from issuance of common shares              11          90,670             --             --
    Proceeds from issuance of common shares
      pursuant to share option plan                      11           2,953            391            115
    Common share dividends                                           (6,078)       (11,179)       (13,748)
    Preferred share dividends                                        (5,254)        (5,337)        (5,540)
    Issue of subordinated notes, net of issue costs      12              --             --         89,824
    Subordinated notes interest                                      (8,500)        (8,500)        (3,161)
    Proceeds from sale-leaseback of capital assets       19              --         15,000        158,001
    Issue of long-term debt                               8          83,300        120,000         70,000
    Repayment of long-term debt                           8        (114,400)       (73,100)       (21,200)
                                                                ------------------------------------------
                                                                     42,691         37,275        274,391
                                                                ------------------------------------------
  Investing activities
    Expenditures for capital assets                      16         (34,211)      (155,775)      (368,190)
    Proceeds from sale of assets held for sale            6           1,466             --             --
    Investment in partnership                            17          (1,706)        (1,993)        (2,075)
                                                                ------------------------------------------
                                                                    (34,451)      (157,768)      (370,265)
                                                                ------------------------------------------
  Effect of exchange rate changes on cash
    and cash equivalents                                               (475)        (3,489)        (3,560)
                                                                ------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS LESS BANK INDEBTEDNESS                            20,367        (15,659)       (76,680)

CASH AND CASH EQUIVALENTS LESS BANK
  INDEBTEDNESS AT BEGINNING OF YEAR                                   2,492         18,151         94,831
                                                                ------------------------------------------
CASH AND CASH EQUIVALENTS LESS BANK
  INDEBTEDNESS AT END OF YEAR                                   $    22,859    $     2,492    $    18,151
                                                                ==========================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
IPSCO INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31 (thousands of United States dollars except per share data)



1.       NATURE OF OPERATIONS

IPSCO Inc. is a producer of steel products. The Company's products are sold primarily in Canada and the United States.

The Company currently employs approximately 2,300 people, of whom approximately 56% are non-unionized personnel and approximately 44% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 89% of the Company's unionized employees.

In 2002, 2001 and 2000, no individual customer accounted for 10% of sales. At December 31, 2002 and 2001, no customer represented 10% of the accounts receivable balance.

2.       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21.

REPORTING CURRENCY

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions are eliminated on consolidation.

CASH EQUIVALENTS

Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

INVENTORIES

Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

Amortization is provided on the straight-line basis at the following annual rates:

         Buildings                  4%

         Machinery and Equipment    4% to 33%

Amortization is provided on all assets acquired as they come into production. For certain major projects, the units-of-production method is used until a substantial level of production is reasonably sustained.

REPAIR AND MAINTENANCE COSTS

Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

DEFERRED CHARGES

Financing costs relating to long-term debt are deferred and amortized over the term of the related debt and included in interest expense for the year.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. This standard requires that goodwill and intangible assets with indefinite lives are no longer amortized; rather, their carrying value is reviewed annually for impairment. The adoption of this standard did not materially affect the Company.

PENSION EXPENSE AND DEFERRED PENSION BALANCE

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

         CASH AND CASH EQUIVALENTS

         The carrying value of cash and cash equivalents approximates its fair value.

         MORTGAGE RECEIVABLE

         The fair value of the mortgage receivable has been estimated based on current rates for similar instruments with similar maturities.At December 31, 2002, the estimated fair value of the mortgage receivable was $6,332.

         LONG-TERM DEBT

         The fair value of the Company's long-term debt has been estimated based on current market prices.Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

         NATURAL GAS SWAP

         The Company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the Company must pay for 1,500 gigajoules per day from November 1, 2001 through October 31, 2004. As at December 31, 2002 the unrealized loss under the swap agreement was $78 (2001 - $1,892).

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         STOCK BASED COMPENSATION

         The Company has a share option plan as described in Note 11 (c). No compensation expense is recognized when the share options are issued to employees since the options are issued at market value on the date of the grant. Any consideration paid by employees on exercise of share options is credited to share capital.

         The Company has a deferred share unit plan as described in Note 11 (d). Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

         REVENUE RECOGNITION

         Sales and related costs are recognized upon transfer of ownership which coincides with acceptance of and shipment of products to customers.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company enters into hedging transactions, from time to time, in order to manage its exposure to changes in energy commodity prices. Gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

         RECLASSIFICATION

         Certain of the prior year's figures have been reclassified to conform with the presentation adopted for the current year.

3.       INVENTORIES
                                                    2002            2001

         Finished goods                         $ 99,489        $105,105
         Work-in-process                          70,492          62,029
         Raw materials                            31,831          18,755
         Supplies                                 53,598          53,505
                                                ------------------------
                                                $255,410        $239,394
                                                ========================
4.       INCOME TAXES

         a) The components of income (loss) before income taxes are summarized below:


                                                2002       2001        2000

         Canada                              $48,452    $61,033     $77,785
         United States                       (16,759)      (300)      3,013
                                             ------------------------------
                                             $31,693    $60,733     $80,798
                                             ==============================

         b)       The provision for income taxes is summarized as follows:


                                                2002       2001        2000

         Current
           Canada                            $ 3,695   $ 30,501     $23,003
           United States                      (3,169)     5,020      (4,819)
                                             ------------------------------
                                                 526     35,521      18,184
                                             ------------------------------
         Future
           Canada                             14,642     (5,995)      6,649
           United States                      (3,754)    (7,661)     (1,708)
                                             ------------------------------
                                              10,888    (13,656)      4,941
                                             ------------------------------
                                             $11,414   $ 21,865     $23,125
                                             ==============================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

                                             2002            2001           2000

         Corporate income tax rate          41.1%           45.9%          46.1%
                                        ----------------------------------------
         Provision for income taxes
            based on corporate income
            tax rate                    $ 13,026        $ 27,870       $ 37,240

         Increase (decrease) in taxes
            resulting from

            Manufacturing and processing
               profit                     (6,604)         (6,748)        (9,672)

            Large corporation tax            895             880            857

            Income taxed at different
               rates in the United States  3,000          10,800          8,000

            Valuation allowance            3,474           1,015            206
                                        ----------------------------------------
            Other                       $ 11,414        $ 21,865       $ 23,125
                                        ========================================

         d)       Future income taxes are comprised of the following:


                                                     2002            2001
         Future tax assets

            Accounting provisions not
               currently deductible for
               tax purposes                     $  37,100       $  34,669

            Capitalized general and
               administration                       4,296           9,821

            Net operating loss carry-forwards     141,852         141,942

            Pension expense in excess of
               contributions                           --             517

            Other                                   1,540           2,464
                                                -------------------------
         Total future tax assets                  184,788         189,413
                                                -------------------------
         Future tax liabilities

            Tax depreciation in excess of
               accounting amortization            133,671         129,958

            Pension contributions in excess
               of expense                           1,420              --

            Foreign exchange gain on debt           3,414           9,128

            Other                                   4,724           3,582
                                                -------------------------
         Total future tax liabilities             143,229         142,668
                                                -------------------------
         Valuation allowance                       21,800          18,800
                                                -------------------------
         Net future income tax asset            $  19,759       $  27,945
                                                =========================

         e) At December 31, 2002, United States subsidiaries of the Company had accumulated net operating losses carried forward of $355,179 for which the future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2021. In determining the valuation allowance for net future income taxes at December 31, 2002, the Company has considered certain tax planning strategies that it believes to be prudent and feasible.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



5.       CAPITAL ASSETS

                                                 2002                                      2001
                                              ACCUMULATED                               ACCUMULATED
                                    COST     AMORTIZATION       NET           COST     AMORTIZATION       NET
                                --------------------------------------    --------------------------------------
         Land and land
           improvements         $   55,789    $       --    $   55,789    $   55,741    $       --    $   55,741

         Buildings                 312,724        38,775        93,949       130,165        33,956        96,209

         Machinery and
           equipment             1,213,168       257,450       955,718     1,166,975       212,889       954,086

         Construction
           in progress              14,085            --        14,085        35,184            --        35,184
                                --------------------------------------    --------------------------------------
                                 1,415,766       296,225     1,119,541     1,388,065       246,845     1,141,220

         Assets held for sale       24,931        10,115        14,816        26,441        11,760        14,681
                                --------------------------------------    --------------------------------------
                                $1,440,697    $  306,340    $1,134,357    $1,414,506    $  258,605    $1,155,901
                                ======================================    ======================================

         During the year, $nil (2001 - $20,523, 2000 - $17,055) of interest costs were capitalized in connection with major capital asset projects.

         Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the Company wrote down the carrying value of these assets by $10,000 to reflect the Company's valuation. The Company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as in estimating the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of net sales value could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See Note 6 for discussion of asset sales.

6.       MORTGAGE RECEIVABLE AND SALE OF ASSETS HELD FOR SALE

         During 2002, the Company sold certain of its assets held for sale for cash of $1,466 and a mortgage of $6,338. The transaction resulted in gain of $6,464. The mortgage bears interest at 5% for the first two years, and at bank prime plus 1/2% for the remaining term. Minimum principal payments due in each of the next five years are as follows:


         2003                           $  954
         2004                              954
         2005                              954
         2006                              954
         2007                            2,541
                                        ------
                                         6,357
         Current portion, included in
           other accounts receivable       954
                                        ------
                                        $5,403
                                        ======

7.       PENSION PLANS

         The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 5% of each participating employee's annual earnings.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Pension plan assets are invested in Canadian and U.S. equities and Canadian fixed income instruments with no investment in securities of the Company. During 2002, amendments were made to increase benefits payable under plans for the Company's Canadian unionized employees.

         Net pension expense attributable to the Company's pension plans for 2002, 2001, and 2000 included the following components:


                                                       2002      2001      2000
          Defined benefit plans

            Service cost for benefits earned        $ 3,288   $ 2,966   $ 2,899
            Interest cost on benefit obligations      7,029     6,389     6,522
            Expected return on plan assets           (6,993)   (7,303)   (6,965)
            Net amortization                            443        --        --
                                                    ---------------------------
                                                      3,767     2,052     2,456

         Defined contribution plans                   3,050     2,743     1,917
                                                    ---------------------------
         Net pension expense                        $ 6,817   $ 4,795   $ 4.373
                                                    ===========================

         The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31, 2002 and 2001:

                                                                2002       2001

         Benefit obligation at beginning of year             $ 97,449  $101,256
         Service cost for benefits earned                       3,440     3,088
         Interest cost on benefit obligation                    7,029     6,389
         Plan amendments                                        8,344        --
         Actuarial losses (gains)                              11,076      (701)
         Benefit payments                                      (6,603)   (6,587)
         Currency translation                                   1,162    (5,996)
                                                             -------------------
         Benefit obligation at end of year                    121,897    97,449
                                                             -------------------
         Market value of plan assets at beginning
           of year                                             87,554    94,101
         Actual return on plan assets                          (5,328)     (484)
         Employer contributions                                 7,809     5,855
         Plan participants contributions                          253       158
         Benefit payments                                      (6,603)   (6,587)
         Currency translation                                   1,092    (5,489)
                                                             -------------------
         Market value of plan assets
           at end of year                                      84,777    87,554
                                                             -------------------
         Funded status at end of year                         (37,120)   (9,895)
         Item not recognized in earnings
           Unamortized actuarial losses and
             plan amendments                                   41,031     9,661
                                                             -------------------
         Deferred pension asset (liability)                  $  3,911  $   (234)
                                                             ===================

         Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

                                                                 2002      2001

         Projected benefit obligation                        $116,272  $ 67,721
                                                             ===================
         Accumulated benefit obligation                      $111,783  $ 65,961
                                                             ===================
         Market value of plan assets                         $ 79,702  $ 59,012
                                                             ===================

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as at December 31, 2002 and 2001 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees' average remaining service life.

                                                                 2002     2001

         Weighted average discount rate                          6.6%     6.6%
         Expected long-term rate of return on plan assets        7.0%     8.0%
         Weighted average rate of compensation increase          3.8%     3.7%


8.       DEBT

         (a)      Long-term debt

                                                                     CARRYING VALUE           FAIR VALUE
                                                                     2002       2001        2002       2001
                                                                 -------------------    -------------------
         10.58%   Unsecured note, payable in three
                  remaining equal annual installments
                  with the next payment due
                  September 1, 2003                              $  3,300   $  4,400    $  3,576   $  4,774

         6.94%    Unsecured notes, payable in two
                  remaining equal annual installments
                  with the next payment due
                  April 1, 2003                                    40,000     60,000      40,541     61,061

         7.32%    Unsecured notes, payable in seven
                  equal annual installments
                  commencing April 1, 2003                        100,000    100,000     104,230     99,500

         7.80%    Unsecured debentures, (CDN $100,000)
                  maturing and payable
                  December 1, 2006                                 63,573     62,794      63,605     65,639

         6.00%    Unsecured loan, maturing and payable
                  June 1, 2007. The Company has the option
                  at maturity to extend the term of the
                  loan to no later than June 1, 2027 at
                  an interest rate to be negotiated                14,715     14,715      14,566     13,584

         8.11%    Unsecured financing, maturing and payable
                  November 1, 2009.  The Company has the
                  option at maturity to extend the term of
                  the loan to no later than November 1,
                  2029 at an interest rate to be negotiated        28,000     28,000      29,459     27,890

         6.875%   Unsecured financing, maturing and payable
                  May 1, 2010. The Company has the option
                  at maturity to extend the term of the
                  loan to no later than May 1, 2030 at an
                  interest rate to be negotiated                   10,000     10,000       9,797      9,181

         Various Bank lines of credit (b)                         118,000    128,000     118,000    128,000
                                                                 -------------------    -------------------
                                                                  377,588    407,909     383,774    409,629
         Less current portion of long-term debt                   (35,386)   (21,100)    (41,330)   (23,529)
                                                                 -------------------    -------------------
                                                                 $342,202   $386,809    $342,444   $386,100
                                                                 ===================    ===================

         Fair value of debt has been estimated on the basis described in Note 2.

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         b)       Bank lines of credit

         At December 31, 2002, the Company had bank lines of credit aggregating U.S. $250,000 (2001 - U.S. $250,000), which can be drawn in Canadian or U.S. currency, of which U.S. $118,000 (2001 - U.S. $163,000) had been drawn down other than letters of credit of CDN $13,049, U.S. $3,775 (2001 - CDN $13,413, U.S. $3,775). Bank lines of credit are comprised of a U.S. $200,000 (2001 - U.S. $200,000) revolving term facility that expires March 4, 2005 and a U.S. $50,000 (2001 - U.S. $50,000) 364-day
         facility that expires February 18, 2003. Both facilities bear interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and are not secured by specific assets of the Company.

         At December 31, 2002, a partnership in which the Company has a 100% (2001 - 91%) residual interest had short-term bank lines of credit aggregating CDN $16,652 (2001 - CDN $16,652) of which CDN $Nil (2001 - CDN $Nil) had been drawn down. These bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of the partnership.

         Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

         2003                    $ 35,386
         2004                      35,386
         2005                     133,386
         2006                      77,859
         2007                      29,001
                                 --------
                                  311,018
         2008 - 2010               66,570
                                 --------
                                 $377,588
                                 ========


9.       ACCOUNTS PAYABLE AND ACCRUED CHARGES

         Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At December 31, 2002 and 2001, the amounts accrued are $16,115 and $13,578 respectively.


10.      PREFERRED SHARES

         a)       Authorized

         The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

         The Company has issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

         The Series 1 Preferred Shares are non-voting. However, if the Company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting. The Series 1 Preferred Shares may be redeemed in whole or in part by the Company at any time on or after May 15, 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after May 15, 2004, the Company may elect to convert each Series 1 Preferred Share into that number of common shares determined 54 Notes to Consolidated Financial Statements by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares. In addition, on or after August 15, 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares subject to the Company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

         Unless all dividends are paid to the most recent dividend date, the Company may not: 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

         The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the Company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

         b)       Issued

         The Series 1 Preferred Shares amount at December 31 is comprised of:


                                                2001                  2002
                                          NUMBER    AMOUNT      NUMBER    AMOUNT
                                       -------------------   -------------------
         Issued for cash               6,000,000  $097,829   6,000,000  $097,829
         Accrued dividends                    --       724          --       716
                                       -------------------   -------------------
         Balance at end of year        6,000,000  $098,553   6,000,000  $098,545
                                       ===================   ===================


11.      COMMON SHARES

         a)       Authorized

         The Company is authorized to issue unlimited common shares.

         b)       Issued

         In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 have been reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

         In July 2002, the Company granted 4,400 restricted shares to an officer of the Company whose salaried compensation was reduced by the fair value of the shares at the date of the award. Compensation expense was recorded in an amount equal to the fair market value of the shares as at the date of the grant. The rights of the recipient to dispose of the shares are restricted for three years from the date of the grant.

         Following is the continuity of common shares outstanding:

                                                  2002                     2001                     2000
                                            NUMBER    AMOUNT         NUMBER    AMOUNT         NUMBER    AMOUNT
                                        --------------------     --------------------     --------------------
         Balance at
           beginning of year            40,843,536  $256,163     40,812,936  $255,772     40,796,436  $255,657
         Issued for cash                 6,500,000    92,195             --        --             --        --
         Issue of restricted shares          4,400        61             --        --             --        --
         Exercise of share options         319,551     2,892         30,600       391         16,500       115
                                        --------------------     --------------------     --------------------
         Balance at end of year         47,667,487  $351,311     40,843,536  $256,163     40,812,936  $255,772
                                        ====================     ====================     ====================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------


         c)       Share Option Plan

         The Company has a share option plan under which common shares are reserved for directors, officers and employees. These options, which are exercisable within 10 years, are to be granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2002 expire between 2003 and 2012.

         Following is the continuity of granted options outstanding in Canadian dollars:

                                            2002                   2001                   2000
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                               EXERCISE               EXERCISE               EXERCISE
                                      NUMBER      PRICE      NUMBER      PRICE      NUMBER      PRICE
                                   --------------------   --------------------   --------------------
         Balance at
           beginning of year       3,311,955     $22.47   3,085,959     $22,70   2,471,325     $24.39
         Options granted             439,500      22.22     284,885      20.00     654,760      16.13
                                   ---------              ---------              ---------
                                   3,751,455      22.44   3,370,844      22.48   3,126,085      22.66
         Options exercised          (319,551)     14.28     (30,600)     19.71     (16,500)     10.33
         Options cancelled           (10,500)     27.98     (28,289)     26.76     (23,626)     25.14
                                   ---------              ---------              ---------
         Balance at end of year    3,421,404      23.18   3,311,955      22.47   3,085,959      22.70
                                   =========              =========              =========

         Following is the continuity of common shares reserved for future option grants under the share option plan:

                                                2002       2001       2000

         Balance at beginning of year        696,558    203,154    834,288
         Options approved                         --    750,000         --
         Options granted                    (439,500)  (284,885)  (654,760)
         Restricted shares issued             (4,400)        --         --
         Options cancelled                    10,500     28,289     23,626
                                            -------------------------------
         Balance at end of year              263,158    696,558    203,154
                                             ==============================

         Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at December 31, 2002:

                                                        WEIGHTED     WEIGHTED
                                                         AVERAGE      AVERAGE
                                                        EXERCISE  CONTRACTUAL
                                               NUMBER      PRICE         LIFE
                                            ---------------------------------
         Balance of options outstanding
           at year end within the
           following ranges:

         $10.00 to $19.99                   1,389,079     $16.91          4.9
         $20.00 to $29.99                   1,181,200      21.74          5.3
         $30.00 to $50.00                     851,125      35.41          4.5
                                            ---------
                                            3,421,404      23.18          4.9
                                            =========

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at December 31, 2002:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                                        EXERCISE
                                                               NUMBER      PRICE
                                                            --------------------
         Balance of options exercisable at year end within the following ranges:

         $16.82 $10.00 to $19.99                            1,329,578     $16.82
         $20.00 to $29.99                                     731,700      21.46
         $30.00 to $50.00                                     844,225      35.32
                                                            ---------
                                                            2,905,503      23.36
                                                            =========

         d)       Deferred Share Unit Plan

         The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

         e)      Additional Disclosure

         Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

         The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2002, 2001 and 2000 respectively: risk-free interest rates of 3.6%, 4.8% and 5.8%; dividend yields of 0.9%, 2.5% and 3.1%; volatility factors of the expected market price of the Company's common stock of .44, .40 and .35; and a weighted-average expected life of the options of 1.0 year. The weighted-average grant-date fair value of the options granted during 2002 was $4.05 (2001 - $3.33, 2000 - $2.70).

         The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma information follows:

                                                   2002        2001       2000

         Pro forma net income                    $19,304    $37,391    $55,720
                                                 =============================
         Pro forma net income available to
           common shareholders                   $ 7,925    $25,928    $44,895
                                                 =============================
         Pro forma earnings per common share:
           Basic                                 $  0.17    $  0.64    $  1.10
                                                 =============================
           Diluted                               $  0.17    $  0.63    $  0.88
                                                 =============================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



12.      SUBORDINATED NOTES

         During 2000 and 1999, respectively, the Company issued $90,000 and $10,000 incremental rate junior subordinated notes maturing December 31, 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten year period ending December 10, 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the Company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the Redemption Amount) and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (hereafter referred to as the Maturity Amount).

         The Company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares to a trustee. The trustee would sell the Company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

         The Company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the Company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

         The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the Company has the ability to settle the amounts by issuing its own common shares. In 2000, the related issue expenses of $176, $120 net of income taxes, were charged to retained earnings.

13.      DIVIDENDS

         The most restrictive covenant pertaining to dividend payments in the Company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after December 31, 1998. At December 31, 2002, the Company's shareholders' equity exceeded this requirement by $316,787.

         Dividends on common shares totalled CDN $0.20 per share in 2002 (2001-CDN $0.425 per share, 2000-CDN $0.50 per share).

14.      EARNINGS PER COMMON SHARE

         Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the actual shares outstanding and share equivalents that would arise from the exercise of share options and deferred share units, and the conversion of preferred shares and subordinated notes. Out-of-themoney share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Preferred shares and subordinated notes have been excluded from the calculation in 2002 as they are anti-dilutive.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         The per share amounts disclosed on the Consolidated Statements of Income and Retained Earnings are based on the following:

                                                                     2002           2001           2000

         Numerator for basic earnings per share
           Net income available to common shareholders        $     8,900    $    27,405    $    46,848
         Dividends on preferred shares,
           including part VI.I tax                                     --          5,692          5,935
         Interest on subordinated notes, net of income tax             --          5,771          4,890
                                                              -----------------------------------------
         Numerator for diluted earnings per share             $     8,900    $    38,868    $    57,673
                                                              =========================================
         Common shares outstanding - January 1                 40,843,536     40,812,936     40,796,436
         Additional shares issued                               5,638,318         19,282          9,183
                                                              -----------------------------------------
         Denominator for basic earnings per share              46,481,854     40,832,218     40,805,619
         Adjustment for share options                             366,999        231,360        145,195
         Adjustment for deferred share units                       44,176         29,435          7,449
         Adjustment for preferred shares                               --      8,841,623     12,600,969
         Adjustment for subordinated notes                             --      8,971,601      9,796,926
                                                              -----------------------------------------
         Denominator for diluted earnings per share            46,893,029     58,906,237     63,356,158
                                                              =========================================


15.      CASH DERIVED FROM (APPLIED TO) OPERATING ACTIVITIES

                                                                     2002           2001           2000

         Working capital provided by operations
           Net income                                         $    20,279    $    38,868    $    57,673
           Gain on sale of assets held for sale                    (6,464)            --             --
           Non-cash portion of litigation settlement                   --        (11,000)            --
           Non-cash provision for loss on assets
             held for sale                                             --         10,000             --
           Amortization of capital assets                          51,049         37,107         35,257
           Amortization of deferred charges                           813            549            544
           Deferred pension expense                                (4,168)        (3,958)        (6,201)
           Income taxes allocated to future years                  10,888        (13,656)         4,941
           Other                                                       --           (144)           (48)
                                                              ------------------------------------------
                                                              $    72,397    $    57,766    $    92,166
                                                              ==========================================
         Change in non-cash operating working capital
           Trade receivables                                  $   (28,651)   $    28,642    $   (24,069)
           Other receivables                                       (7,439)        21,099        (22,034)
           Inventories                                            (16,016)       (13,436)       (13,576)
           Prepaid expenses                                          (816)           600            127
           Accounts payable and accrued charges                    (8,168)         6,916         (5,795)
           Accrued payroll and related liabilities                 (1,540)        (1,523)        (1,492)
           Income and other taxes payable                             619          4,841         (4,851)
           Other current liabilities                                2,216          3,418          2,278
                                                              ------------------------------------------
                                                              $   (59,795)   $    50,557    $   (69,412)
                                                              ==========================================

16.      EXPENDITURES FOR CAPITAL ASSETS

                                                                     2002           2001           2000

         Additions to capital assets                          $    28,265    $   155,007    $   374,473
         Decrease (increase) in accounts payable
           and accrued charges for capital expenditures             5,946            768         (6,283)
                                                              ------------------------------------------
                                                              $    34,211    $   155,775    $   368,190
                                                              ==========================================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



17.      INVESTMENT IN PARTNERSHIP

         A partnership formed between the Company and Jamel Metals Ltd. (Jamel), formerly General Scrap & Car Shredder Ltd. (General Scrap), purchased the Canadian scrap metal operations of General Scrap and the shares of Sametco Auto Inc., an automotive parts operation, effective April 1, 1997 for approximately $24,131, including the assumption of debt. IPSCO's interest in the capital of the partnership is 100% at December 31, 2002 (2001 - 91%). In 2002, the Company contributed $1,706 in exchange for the remaining 9% interest (2001 - $1,993 for an additional 10% interest). The partnership agreement requires annual payments of $1.3 million to Jamel through 2007 for services and land use.

18.      SEGMENTED INFORMATION

         The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

         Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                     2002           2001           2000

         Sales
           Canada                                             $   365,854    $   395,841    $   463,860
           United States                                          715,855        507,902        485,403
                                                              ------------------------------------------
                                                              $ 1,081,709    $   903,743    $   949,263
                                                              ==========================================
        Capital Assets
           Canada                                             $   186,377    $   195,390
           United States                                          947,980        960,511
                                                              --------------------------
                                                              $ 1,134,357    $ 1,155,901
                                                              ==========================

         Sales information by product group is as follows:

                                                                     2002           2001           2000

         Steel mill products                                  $   687,439    $   458,625    $   492,463
         Tubular products                                         394,270        445,118        456,800
                                                              ------------------------------------------
                                                              $ 1,081,709    $   903,743    $   949,263
                                                              ==========================================

19.      COMMITMENTS

         a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

                  2003                  $ 30,075
                  2004                    25,434
                  2005                    18,236
                  2006                    16,568
                  2007                    18,010
                                        --------
                                         108,323
                  2008 - 2015            125,364
                                        --------
                                        $233,687
                                        ========

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         Rental expenses incurred under operating leases during 2002, 2001 and 2000 were $23,152, $26,858 and $10,839 respectively.

         In 2001, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5 year lease term.

         In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment.

         In December 2000, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five year lease term.

         b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2017.

         Payments required under these contracts are as follows:

         2003                   $ 39,629
         2004                     37,952
         2005                     37,102
         2006                     32,328
         2007                     30,846
                                --------
                                 177,857
         2008 - 2017             109,930
                                --------
                                $287,787
                                ========

         c) At December 31, 2002, commitments to complete capital programs in progress total $5,021.

20.      SUPPLEMENTAL INFORMATION


                                                      2002       2001       2000

        Allowance for doubtful accounts            $ 9,170    $10,326    $ 6,122
                                                   =============================
        Doubtful accounts charged to expense          (706)     4,435         11
                                                   =============================
        Interest income                                819      1,561      4,866
                                                   =============================
        Other interest expense                         993        633      4,066
                                                   =============================
        Miscellaneous income                         1,391      1,477      2,022
                                                   =============================
        Research and development expense             1,391      1,306      5,507
                                                   =============================
        Interest paid                               20,856     25,466     25,219
                                                   =============================
        Income tax installments paid                12,289     26,304     60,402
                                                   =============================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



21. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

         a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                    2002           2001           2000

         Net income as reported under Canadian GAAP          $    20,279    $    38,868    $    57,673
         Adjustments relating to the capitalization
           of interest (i)                                            --         (8,908)          (758)
         Adjustments relating to commissioning costs (ii)             --        (22,776)       (16,356)
         Adjustments relating to amortization of
           capital assets (iii)                                   (1,839)        (4,126)           998
         Adjustments relating to subordinated notes (iv)          (5,771)        (5,771)        (4,890)
         Adjustments relating to sale-leaseback (v)               (1,404)        (1,014)          (709)
         Adjustments relating to change in
           accounting principles (vi)                                 --             --         (8,977)
         Adjustments relating to natural gas hedge (vii)             736             (8)            --
         Adjustments relating to valuation allowance
           on net future income tax asset (viii)                  26,700        (37,200)            --
                                                             ------------------------------------------
         Net income (loss) in accordance with U.S. GAAP           38,701        (40,935)        26,981
         Dividends on preferred shares
           including part VI.I tax                                (5,608)        (5,692)        (5,935)
                                                             ------------------------------------------
         Net income (loss) available to common
           shareholders in accordance with U.S. GAAP         $    33,903    $   (46,627)   $    21,046
                                                             ==========================================
         Earnings (loss) per common share:
           United States
             Basic                                           $      0.71    $     (1.14)   $      0.52
                                                             ==========================================
             Diluted (ix)                                    $      0.66    $     (1.14)   $      0.50
                                                             ==========================================
         Common shares outstanding - January 1                40,843,536     40,812,936     40,796,436
         Additional shares issued                              5,638,318         19,282          9,183
                                                             ------------------------------------------
         Denominator for basic earnings per share             46,481,854     40,832,218     40,805,619
         Adjustment for share options                            366,999             --        145,195
         Adjustment for deferred share units                      44,176             --          7,449
         Adjustment for preferred shares                      10,328,336             --     12,600,969
         Adjustment for subordinated notes                    10,373,134             --      9,796,926
                                                             ------------------------------------------
         Denominator for diluted earnings per share           67,594,499     40,832,218     63,356,158
                                                             ==========================================


         i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

         ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------



         iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

         iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the Company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

         v) United States GAAP requires the financing method of accounting for the Montpelier Steelworks sale-leaseback transaction. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

         vi) United States GAAP requires the cumulative effect of adoption of changes in accounting principles to be recorded, net of income taxes, as a charge to income. For Canadian GAAP, the cumulative effect is charged directly to retained earnings. In 2000, prior to the cumulative effect of the change in accounting principle, basic earnings per share were $0.74 and diluted earnings per share were $0.64.

         vii) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counterparty bankruptcy) of the natural gas hedge over the remaining life of the contract. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

         viii) Represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

         ix) Due to the net loss in 2001, no adjustment was made for potentially dilutive instruments as the impact was anti-dilutive.

b)       Comprehensive income (loss):

                                                                2002        2001        2000

         Net income (loss) in accordance with U.S. GAAP      $38,701    $(40,935)    $26,981
                                                             --------------------------------
         Other comprehensive income
           Foreign currency translation adjustments             (198)    (15,686)    (13,668)
           Adjustments relating to minimum pension
             liability                                       (25,366)     (3,853)      3,427
           Tax effect                                          9,436       1,433      (1,275)
           Fair value adjustment for natural gas hedge            --      (1,991)         --
           Tax effect                                             --         717          --
           Amortization of natural gas hedge to income           664         111          --
           Tax effect                                           (239)        (40)         --
                                                             --------------------------------
                                                             (15,703)    (19,309)    (11,516)
                                                             --------------------------------
           Comprehensive income (loss) in accordance
             with U.S. GAAP                                  $22,998    $(60,244)    $15,465
                                                             ================================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                                            2002          2001
                  i)    Capital assets
                          Balance under Canadian GAAP                                 $1,134,357    $1,155,901
                          Adjustments relating to the capitalization of interest         (13,902)      (13,902)
                          Adjustments relating to commissioning costs                   (112,233)     (112,233)
                          Adjustments relating to amortization of capital assets          (8,619)       (5,690)
                          Adjustments relating to sale-leaseback                         136,432       142,269
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $1,136,035    $1,166,345
                                                                                      ==========    ==========

                  ii)   Deferred pension liability
                          Balance under Canadian GAAP                                 $   (3,911)   $      234
                          Adjustments relating to minimum pension liability               32,081         6,715
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $   28,170    $    6,949
                                                                                      ==========    ==========

                  iii)  Future income taxes
                          Net future tax asset balance under Canadian GAAP            $  (19,759)   $  (27,945)
                          Adjustments relating to the capitalization of interest          (5,172)       (5,172)
                          Adjustments relating to commissioning costs                    (41,751)      (41,751)
                          Adjustments relating to amortization of capital assets          (3,206)       (2,117)
                          Adjustments relating to minimum pension liability              (11,934)       (2,498)
                          Adjustments relating to sale-leaseback                          (1,853)       (1,020)
                          Adjustments relating to natural gas contract                       (28)         (681)
                          Adjustments relating to valuation allowance
                            on net future income tax asset                                10,500        37,200
                                                                                      ----------    ----------
                          Net future tax asset balance under U.S. GAAP                $  (73,203)   $  (43,984)
                                                                                      ==========    ==========

                  iv)   Accounts payable and accrued charges
                          Balance under Canadian GAAP                                 $  106,155    $  121,464
                          Adjustments relating to subordinated notes                       4,250         4,250
                          Adjustments relating to sale-leaseback                              51         1,417
                          Adjustments relating to natural gas contract                        78         1,892
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  110,534    $  129,023
                                                                                      ==========    ==========

                  v)    Current portion of long-term debt
                          Balance under Canadian GAAP                                 $   35,386    $   21,100
                          Adjustments relating to sale-leaseback                           9,973         2,234
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $   45,359    $   23,334
                                                                                      ==========    ==========

                  vi)   Long-term debt
                          Balance under Canadian GAAP                                 $  342,202    $  386,809
                          Adjustments relating to subordinated notes                     100,000       100,000
                          Adjustments relating to sale-leaseback                         131,388       141,361
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  537,590    $  628,170
                                                                                      ==========    ==========

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


                                                                                            2002          2001
                  vii)  Shareholders' equity
                          Balance under Canadian GAAP                                 $1,087,423    $  985,538
                          Adjustments relating to the capitalization of interest          (8,730)       (8,730)
                          Adjustments relating to commissioning costs                    (70,482)      (70,482)
                          Adjustments relating to amortization of capital assets          (5,413)       (3,573)
                          Adjustments relating to minimum pension liability              (20,147)       (4,217)
                          Adjustments relating to subordinated notes                    (104,250)     (104,250)
                          Adjustments relating to sale-leaseback                          (3,127)       (1,723)
                          Adjustments relating to natural gas hedge                          (50)       (1,211)
                          Adjustments relating to valuation allowance on
                            net future income tax asset                                  (10,500)      (37,200)
                                                                                      ----------    ----------
                          Balance under U.S. GAAP                                     $  864,724    $  754,152
                                                                                      ==========    ==========

                  In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

         d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                     2001        2000        2002
         Cash derived from (applied to) operating activities     $ 12,602   $  58,260   $  (4,498)
                                                                 =================================
         Cash derived from financing activities                  $  7,691   $  72,275   $ 265,291
                                                                 =================================
         Cash applied to investing activities                    $(34,451)  $(107,705)  $(343,013)
                                                                 =================================
         Effect of exchange rate changes on cash
           and cash equivalents                                  $   (475)  $  (3,489)  $  (3,560)
                                                                 =================================
         Cash position at December 31                            $ 22,859   $  37,492   $  18,151
                                                                 =================================

         e)       Stock Based Compensation

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. Under FASB 123, Accounting and Disclosure of Stock Based Compensation, the Company's pro forma U.S. GAAP information follows:

                                                              2001        2000       2002
         Pro forma net income (loss)                       $37,726    $(42,412)   $25,028
                                                           ==============================
         Pro forma net income (loss) available
           to common shareholders                          $32,118    $(48,104)   $19,093
                                                           ==============================
         Pro forma earnings per common share:
           Basic                                           $  0.69    $  (1.18)   $  0.47
                                                           ==============================
           Diluted                                         $  0.64    $  (1.18)   $  0.47
                                                           ==============================

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------



         f)       Additional disclosure required under U.S. GAAP:

                  i) The total interest paid, including interest on the subordinated notes, was $39,707, $41,961 and $28,380 in 2002, 2001 and 2000 respectively.

                           The total fair market value of the Company's long-term debt, including the subordinated notes, was $658,156 (2001 - $652,610) and the current portion was $48,003 (2001 - $22,119).

                  ii) The Company's natural gas swap contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counterparty's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy will be amortized to income over the remaining life of the contract. The fair value of the contract liability will be marked-to-market each reporting period with the change being recorded to income in the period.

                  iii) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

                           In June 2001, the FASB issued SFAS No. 143,
                           Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. SFAS No. 143 is effective for 2003, and will require a liability for the retirement of long-lived assets be recorded when incurred and amortized over its remaining life. The Company has not yet assessed the impact of SFAS No. 143, but its adoption could have a significant impact on the Company's financial position.

22.      CONTINGENCIES AND ENVIRONMENTAL EXPENDITURES

         The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company's financial position. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

         The Company settled the litigation with the turnkey contractors of the Montpelier Steelworks on April 27, 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the Company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

         The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.


25